40 Wall Street, New York, NY  10005

January 27, 2010

Mr. Frank Paolucci
Aon Risk Services Central, Inc.
1 Liberty Place,  Suite 1000
1650 Market Street
Philadelphia, PA 19103

Re:	SEI Investments Management Corporation Mutual Fund Bond Policy Number 169906855 Expiration Date: 08/19/2010

Dear Mr. Paolucci,

With regard to the captioned account, enclosed please find the revised declarations page and endorsement(s) as requested.

•	G-138290-NA	Ed. 11/06	SEI Investment Company Bond Declarations – Revised
•	GSL17123NA	Ed. 01/10	Amend Definition Of ABC Corp Insureds Endorsement

Should you have any comments, questions, or concerns, please do not hesitate to contact me.

Sincerely,

Kevin Leach

Kevin Leach
Underwriting Specialist
Phone: (212) 440-2923
Fax: (312) 260-4592
Kevin.leach@cna.com
KL/tb

SEI
INVESTMENT COMPANY BOND	DECLARATIONS
Revised 1-26-2010

NAMED COMPANY AND ADDRESS		PRODUCER
Item 1.	SEI Investments Management Corporation (herein called Insured) 1 Freedom Valley Drive Oaks, PA 19456	AON Risk Services, Inc. of Pennsylvania 1 Liberty Place 1650 Market Street, Suite 1000 Philadelphia, PA 19103 Attn.: Frank Paolucci
CUSTOMER NUMBER		INSURER
85409		Continental Insurance Company 333 S. Wabash Ave Chicago, Illinois 60604
POLICY NUMBER
169906855

Item 2.	Policy Period: 8/19/2009 to 8/19/2010
12:01 a.m. local time at the address stated in Item 1.
Item 3.	Policy Premium: $64,425 part of $214,750
Item 4.	Notices to Insurer:	CNA Global Specialty Lines
Attn: Director of Claims
40 Wall Street, 8th Fl.
New York, NY 10005
Item 5.	Limits of Liability and Retentions:
COVERAGE SCHEDULE

This Policy includes only those coverages designated with a “Yes” as “Included” in the Coverage Schedule set forth below. If neither “Yes” nor “No” is designated for a Coverage Part or Insuring Agreement, such Coverage Part or Insuring Agreement is not included.

COVERAGE PART		(1) Included (Yes or No)	(2) Scheduled Limits of Liability	(3) Scheduled Retentions*
Investment Company Fidelity Bond
Insuring Agreement 1.	Fidelity	Yes	$40,000,000	$150,000
Insuring Agreement 2.	Property	Yes	$40,000,000	$150,000
Insuring Agreement 3.	Financial Documents	Yes	$40,000,000	$150,000
Insuring Agreement 4.	Computer/Funds Transfer	Yes	$40,000,000	$150,000
Insuring Agreement 5.	Uncollectible Items of Deposit	Yes	$250,000	$25,000
Insuring Agreement 6.	Stop Payment Order Liability	Yes	$250,000	$25,000
Insuring Agreement 7.	Audit Expense	Yes	$250,000	$25,000
Insuring Agreement 8.	Claims Expense	Yes	$250,000	$5,000
Other:
Unauthorized Signatures		Yes	$500,000	$25,000
Toll Fraud		Yes	$1,000,000	$50,000

G-138290-NA
Ed. 11/06	page 1 of 2

SEI
INVESTMENT COMPANY BOND	DECLARATIONS
Revised 1-26-2010

* Under Insuring Agreement 1. Fidelity, there shall be no retention applicable to loss sustained by any Investment Fund.

Item 7.	Riders/Endorsements forming a part of this Policy at issuance:
	GSL5260	Ed. 12/04	Omnibus Joint Loss Payee Rider
	GSL4167NA	Ed. 11/04	Toll Fraud
	SR-5261b	Ed. 10/87	Cosurety Rider
	FIG-4025-A	Ed. 06/98	Omnibus Named Insured
	SR 6117	Ed. 10/81	Pennsylvania Notice
	SR 5969a	Ed. 06/90	Cancelation Rider
	FIG-4125-A	Ed. 06/99	Non-Cumulative Rider
	GSL5219	Ed. 11/04	Securities And Exchange Regulatory Compliance Rider
	GSL5304XX	Ed. 12/04	Unauthorized Signature Rider
	PRO9482	Ed. 07/07	Trade And Economic Sanctions Endorsement
	GSL17123NA	Ed. 01/10	Amend Definition Of ABC Corp Insureds Endorsement
	FIG-1124-FD		Definition Of Employee - Amended
These Declarations, along with the completed and signed Application, the Policy, and any written endorsements attached shall constitute the contract between ABC Corp. and the Insurer.
By:
Date: January 26, 2010

G-138290-NA
Ed. 11/06	page 2 of 2

AMEND DEFINITION OF ABC CORP INSUREDS ENDORSEMENT

In consideration of the premium paid for this Policy, it is understood and agreed that Section II. DEFINITIONS, the Definition of ABC Corp. Insureds is deleted in its entirety and replaced as follows:

2.	ABC Corp. Insureds means ABC Corp. and Investment Funds listed below as well as any new Investment Fund as applicable under Section XI. Coverage for New Investment Funds.

List of Investment Funds:
SEI Liquid Asset Trust
SEI Tax Exempt Trust
SEI Daily Income Trust
SEI Alpha Strategy Portfolios, LP
SEI Institutional International Trust
SEI Institutional Managed Trust
SEI Asset Allocation Trust
SEI Institutional Investments Trust
SEI Structured Credit Fund, L.P.
SEI Opportunity Fund, L.P.
The Advisors’ Inner Circle Fund
The Advisors’ Inner Circle Fund II
Bishop Street Funds
Oak Associates Funds
CNI Charter Funds
Causeway Capital Management Trust
The Arbitrage Fund

All other terms and conditions of the Policy remain unchanged.

This endorsement, which forms a part of and is for attachment to the Policy issued by the designated Insurers, takes effect on the effective date of said Policy at the hour stated in said Policy, unless another effective date is shown below, and expires concurrently with said Policy.

GSL17123NA (1-10)	Policy No: 169906855
Page 1	Endorsement No: 11
Effective Date:

Insured Name: SEI Investments Management Corporation
© CNA All Rights Reserved.